Exhibit 99.1

YD Bio Limited Reports Full Year 2025 Financial Results

TAIPEI, Taiwan, April 30, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation-based cancer detection technology and ophthalmologic innovations, today announced its financial results for the full year ended December 31, 2025.

Management Commentary

“2025 was a highly transformative and foundational year for YD Bio, characterized by the successful capitalization of our long-term strategic vision. The successful completion of our business combination with Breeze Holdings Acquisition Corp. in August 2025, alongside a $13.2 million private investment in public equity (PIPE) financing, helped to significantly strengthen our balance sheet. Furthermore, we achieved a 17% increase in net revenue, driven predominantly by expanded pharmaceutical sales volumes and strategic new product launches,” said Dr. Ethan Shen, Chairman and CEO of YD Bio. “We ended the year well-capitalized with approximately $6.0 million in cash and cash equivalents, which we believe positions us to securely meet our operating obligations in 2026 and aggressively pursue our clinical milestones.”

“During the past year, we consciously increased our research and development expenditures by approximately $1.1 million to secure essential licensed patents and technological know-how, and we restructured our sales mix to rapidly scale our commercial footprint. These foundational investments in our clinical service infrastructure and diagnostics platform are designed to support robust growth across multiple regulated healthcare segments.”

“Looking ahead, our strategic focus for 2026 is to aggressively advance our proprietary assets from validation toward expanded regulatory and commercial execution. We have already achieved certain milestones in our therapeutics pipeline by completing comprehensive Chemistry, Manufacturing, and Controls (CMC) development and filing Drug Master Files (DMFs) with the U.S. Food and Drug Administration (FDA) for our Limbal Stem Cell (LSC) platform and derived exosome products. This paves the way for us to submit Investigational New Drug (IND) applications to the FDA for both Dry Eye Disease and Age-Related Macular Degeneration in 2026. Concurrently, we are advancing our OkaiDx™ Pancreatic Cancer Early Detection Program toward an FDA Q-Submission to discuss potential Breakthrough Device eligibility and building upon our EG Telehealth Platform, which was recently launched in March 2026 to support diagnostic service delivery across the United States.”

“Finally, our vision to become an integrated, multi-vertical healthcare platform is being aggressively pursued through strategic M&A activity. For example, the previously announced merger with EG BioMed aims to seamlessly integrate DNA methylation-driven artificial intelligence platforms into our oncology programs,” said Dr. Shen.

YD Bio’s Full Year 2025 Financial Results

Through the Company’s combined diagnostics platform, clinical service infrastructure, and healthcare commercialization capabilities, YD Bio seeks to develop a scalable operating model designed to support growth across multiple regulated healthcare segments. The following table presents selected summarized financial information taken from YD Bio’s consolidated statements of operations for the year ended December 31, 2025 and 2024.

In thousands USD, except percentage data, differences due to rounding	For the years ended December 31,
	2025	2024	Variance %
Net Revenue	$597	510	17%
Cost of Revenue	(429)	(355)	21%
Gross Profit	168	155	8%
General and Administrative Expenses	3,663	1,125	226%
Selling and Marketing Expenses	171	2	8,450%
Research and Development Expenses	1,602	491	226%
Impairment of expected credit loss	3	(1)	400%
Total Operating Expenses	5,439	1,617	236%
Loss from Operations	(5,271)	(1,462)	261%
Net Loss	(8,310)	(1,412)	489%

Net Revenue

Net revenue increased by $86,457 or 17% to $596,817 for the year ended December 31, 2025, compared to $510,360 for the year ended December 31, 2024. The top 5 individual products by revenue accounted for 41% of the total revenue during the period. The increase in revenue was primarily due to higher sales volumes and a shift in product mix toward lower-priced products, as reflected in the decrease in average selling price. Pharmaceutical sales, particularly Keytruda, which increased by approximately $48,598 driven by higher purchase volumes from key customers, along with new product launches, were the primary growth drivers. This growth was partially offset by decreased medical product sales, primarily due to the discontinuation of certain products and reduced orders for PVA eye cleansing tablets as a key customer adjusted its procurement strategy based on end-market feedback. Overall, the revenue change reflects a structural shift from higher-priced medical products toward pharmaceuticals and other lower-priced offerings.

Top five individual products by revenue for the year ended December 31, 2025:

Product	Revenue
Keytruda Injection (Drugs)	$133,138
HQ Revitalizing and Renewing Tencel Mask (Beauty Products)	36,749
Exolens Hioxifilcon (Contact lenses)	35,000
Mounjaro Pen (Drugs)	22,025
12-Lead Electrocardiograph (Medical and related products)	20,416
Subtotal	$247,328

Top five individual products by revenue for the year ended December 31, 2024:

Product	Revenue
PVA Eye Cleansing Wipes (Medical and related products)	$97,512
Keytruda injection (Drugs)	84,540
Immune Defense Proteins (Nutritional products)	33,613
Fluorescence Cell Counter and Viability Analyzer (Medical and related products)	23,177
Faslodex solution for injection (Drugs)	21,127
Subtotal	$259,969

Cost of Revenue

Cost of revenue increased by $74,403 or 21% to $429,407 for the year ended December 31, 2025, compared to $355,004 for the year ended December 31, 2024. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to the change in sales mix to the products sold with a lower margin during the year. Specifically, the sales mix shifted from higher-margin medical products to drugs and medical peripherals with relatively lower margins, resulting in a decrease in overall gross margin. This impact was partially offset by lower procurement costs for certain products.

Gross Profit

Gross profit increased by $12,054 or 8% to $167,410 for the year ended December 31, 2025, compared to $155,356 for the year ended December 31, 2024. The year-to-year changes were primarily due to higher sales volumes and a shift in product mix toward lower-priced products.

Operating Expenses

For the year ended December 31, 2025, the Company’s total operating expenses were approximately $5.4 million, reflecting an increase of $3.8 million compared to $1.6 million for the year ended December 31, 2024. The increase was mainly caused by the increase in professional and consultancy service fees related to the Company’s expansion and restructuring costs of $1.1 million, the increase in research and development expenses by $1.1 million related to two licensed patents and know-how, and by the $1.3 million increase in staff costs from the expansion of the Company’s business.

Net Loss

As a result of the foregoing, net loss for the year ended December 31, 2025 was $8.3 million compared to $1.4 million for the year ended December 31, 2024. The increase in net loss was mainly caused by the increase of change in fair value of warrant liabilities by $3.2 million, professional and consultancy service fees related to the Company expansion and restructuring by $1.1 million, research and development expenses by $1.1 million related to two licensed patents and know-how, and by the $1.3 million increase in staff costs from the expansion of the Company’s business.

Cash and Cash Equivalents

As of December 31, 2025, YD Bio’s cash was $6.0 million compared to $3.1 million as of December 31, 2024. This increase was primarily due to an equity raise of $13.9 million, offset by deferred offering cost of approximately $3.2 million, professional and consultancy services fees related to the Company expansion and restructuring of $1.5 million, research and development expenses of $1.1 million, payment for purchase of medical products and contact lenses of $1.9 million and prepayment for the purchase of office space and parking facilities of $1.5 million.

YD Bio Major Developments and 2026 Outlook

Therapeutics and Limbal Stem Cell Platform

●	Completed comprehensive Chemistry, Manufacturing, and Controls development for the Limbal Stem Cell platform and its derived exosome products.

●	Filed Drug Master Files with the FDA for both Limbal Stem Cells and derived exosomes.

●	Planning to establish a clinical-grade Limbal Stem Cell bank and submit an Investigational New Drug application for Dry Eye Disease in 2026.

●	Expecting to complete preclinical, efficacy, and toxicity studies for Age-Related Macular Degeneration, followed by an Investigational New Drug submission in 2026.

Diagnostics and Telehealth

●	Operating the online EG Telehealth Platform offering CLIA- and CAP-certified laboratory services across 44 U.S. states, Washington D.C., and Guam.

●	Advancing the OkaiDx™ Pancreatic Cancer Early Detection Program through a clinical validation pathway aligned with the FDA.

●	Aiming to complete patient enrollment, data cleaning, quality control, and preliminary statistical analysis for the OkaiDx™ program in 2026.

●	Planning a Q-Submission to the FDA to discuss potential Breakthrough Device eligibility for the pancreatic cancer program.

Strategic Expansions and Acquisitions

●	Announced a non-binding Memorandum of Understanding on January 6, 2026, to merge with EG BioMed.

●	Announced a binding Letter of Intent on January 20, 2026, to acquire Safe Save Medical Cell Sciences & Technology Co., Ltd.

●	Announced a Master Strategic Alliance Agreement by and between YD Bio USA, Inc. and YC Biotech Co., Ltd. On February 25, 2026.

About YD Bio Limited

YD Bio is a U.S.-anchored public biotechnology company building an integrated healthcare platform across regulated diagnostics, clinical services, and commercial healthcare markets. The Company operates DNA methylation–based oncology testing programs in the United States under an LDT-first strategy and provides compliant life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology partners. In addition, the Company maintains regulated ocular health commercialization operations and a consumer health distribution platform in Asia. Through strategic partnerships and scalable execution capabilities, the Company aims to advance biomedical innovation with real-world clinical and commercial impact. For more information, visit ir.ydesgroup.com and follow the Company on Facebook, X, Threads, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements about the Company’s strategy, ongoing transactions, and expected commercialization and regulatory timelines. Forward-looking statements are based on current expectations, estimates, forecasts, and projections and are not guarantees of future performance. Investors can identify these forward-looking statements by words or phrases such as “aim,” “target,” “approximates,” “believes,” “designed to,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Actual results may differ materially due to a variety of factors, including regulatory decisions and feedback, the ability to consummate certain transactions and achieve their anticipated benefits, and other risks and uncertainties described in YD Bio’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements, except as required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Annual Report on Form 20-F, registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214

YD BIO LIMITED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,007,615	3,132,298
Accounts receivable, net	167,477	86,582
Other receivables from an affiliate, net	291,540	16,927
Inventories	1,879,542	37,335
Prepaid expenses and other current assets	1,324,016	194,740
TOTAL CURRENT ASSETS	9,670,190	3,467,882

Operating lease right-of-use assets, net	8,470	23,698
Property, plant and equipment, net	59,340	64,379
Intangible assets	2,609,739	2,680,035
Deferred offering costs	-	628,232
Prepaid expenses, non-current	1,431,658	-
TOTAL ASSETS	13,779,397	6,864,226

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	785,665	37,253
Operating lease liabilities, current	6,764	16,581
Accounts payable	413,290	26,866
Accrued expenses and other liabilities	437,859	182,360
TOTAL CURRENT LIABILITIES	1,643,578	263,060

Deferred tax liabilities	—	1,463
Operating lease liabilities, non-current	—	5,684
Accrued expenses and other liabilities, non-current	—	3,773
Warrant Liabilities	14,991,482	—
TOTAL LIABILITIES	16,635,060	273,980

Commitments and contingencies

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares ($0.0001 par value, 500,000,000 shares authorized; 70,789,261 and 64,730,411 issued and outstanding as of December 31, 2025 and 2024, respectively)*	7,079	6,473
Additional paid-in capital*	7,161,681	8,465,744
Accumulated deficits	(10,238,359)	(1,927,043)
Accumulated other comprehensive income	213,936	45,072
Total shareholders’ equity (deficit)	(2,855,663)	6,590,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	13,779,397	6,864,226

YD BIO LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenue	596,817	510,360	350,131
Cost of revenue	(429,407)	(355,004)	(196,686)
Gross profit	167,410	155,356	153,445

Operating expenses
General and administrative expenses	3,663,141	1,124,469	153,069
Selling and marketing expenses	170,523	1,957	7,492
Research and development expenses	1,602,064	491,353	—
Impairment (Recovery) of expected credit loss	3,403	(493)	2,731
Total operating expenses	5,439,131	1,617,286	163,292

Loss from operations	(5,271,721)	(1,461,930)	(9,847)

Other income (expense)
Other income, net	46,803	64,415	29,351
Interest income	80,162	11,808	290
Interest expenses	—	(772)	(2,144)
Change in fair value of warrant liabilities	(3,168,091)	—	—
Total other income (expense), net	(3,041,126)	75,451	27,497

(Loss) Income before income tax	(8,312,847)	(1,386,479)	17,650
Income tax	1,531	(25,080)	(4,090)
Net (loss) income	(8,311,316)	(1,411,559)	13,560

Other comprehensive (loss) income, net of tax:
Change in foreign currency translation adjustments	168,864	(2,139)	99
Other Comprehensive (loss) income	(8,142,452)	(1,413,698)	13,659

Basic and diluted net (loss) income per share	(0.12)	(0.02)	0.0002
Basic and diluted weighted average number of shares outstanding	66,719,177	64,730,411	64,730,411